UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
SCHEDULE 13e-3
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 4)
URBAN IMPROVEMENT FUND LIMITED 1974, LP
(Name of the Issuer)
URBAN IMPROVEMENT FUND LIMITED 1974, LP
INTERFINANCIAL REAL ESTATE MANAGEMENT COMPANY
SP MILLENNIUM LLC
EQUITY RESOURCE BOSTON FUND LIMITED PARTNERSHIP
EQUITY RESOURCE BAY FUND LIMITED PARTNERSHIP
EQUITY RESOURCE BRATTLE FUND LIMITED PARTNERSHIP
EQUITY RESOURCES CAMBRIDGE FUND LIMITED PARTNERSHIP
EQUITY RESOURCE DOVER FUND LIMITED PARTNERSHIP
EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP
EQUITY RESOURCE FUND XV LIMITED PARTNERSHIP
EQUITY RESOURCE FUND XVI LIMITED PARTNERSHIP
EQUITY RESOURCE FUND XX LIMITED PARTNERSHIP
EQUITY RESOURCE FUND XXIV (QP) LIMITED PARTNERSHIP
EQUITY RESOURCE FUND XXIV (AI) LIMITED PARTNERSHIP
F24 ANNEX FUND LIMITED PARTNERSHIP
(Names of Person(s) Filing Statement)
Units of limited partnership interest
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Ilya Gamel
Interfinancial Real Estate Investment Company
1201 Third Avenue, Suite 5400
Seattle, WA 98101
206-622-9900
Copy to:
Frank C. Woodruff
Erin Joyce Letey
Riddell Williams P.S.
1001 Fourth Avenue, Suite 4500
Seattle, WA 98154
206-624-3600
(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on
Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$169.86

Form or Registration No.:	Schedule 14A

Filing Party:	Urban Improvement Fund Limited 1974, LP

Date Filed:	July 20, 2007

Introduction
This Amendment No. 4 to Schedule 13e-3 (the “Final Amendment”) is being filed by Urban Improvement Fund Limited 1974, LP, a Delaware limited partnership (“Urban Fund”), the issuer of the securities that are the subject of the Rule 13e-3 transaction, Interfinancial Real Estate Management Company, the general partner of Urban Fund (“IREMCO”), SP Millennium LLC (“SPM”), the nine Existing ER Limited Partners identified below and the three New ER Limited Partners identified below with respect to the merger of UIF 1974, LP, a Delaware limited partnership, with and into Urban Fund, with Urban Fund as the surviving limited partnership (the “Merger”). This Final Amendment is being filed persuant to Rule 13e-3(d)(3) to report the results of the Merger.
The following entities are the “Existing ER Limited Partners”:
Equity Resource Boston Fund Limited Partnership
Equity Resource Bay Fund Limited Partnership
Equity Resource Brattle Fund Limited Partnership
Equity Resources Cambridge Fund Limited Partnership
Equity Resource Dover Fund Limited Partnership
Equity Resource Lexington Fund Limited Partnership
Equity Resource Fund XV Limited Partnership
Equity Resource Fund XVI Limited Partnership
Equity Resource Fund XX Limited Partnership
The following entities are the “New ER Limited Partners”:
Equity Resource Fund XXIV (QP) Limited Partnership
Equity Resource Fund XXIV (AI) Limited Partnership
F24 Annex Fund Limited Partnership
On November 14, 2007, Urban Fund filed with the Securities and Exchange Commission its definitive Schedule 14 A, which contained a consent solicitation and information statement (the “Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, pursuant to which the general partner solicited consents from the limited partners in connection with the Merger. The information in the Statement, including all schedules and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Statement and the schedules and exhibits thereto.

Item 15. Additional Information

Item 15(b) is hereby amended and supplemented as follows:

(b)  Other Material Information

The information set forth in the Statement, including all schedules and exhibits thereto, is incorporated herein by reference.

The affirmative vote of holders of a majority of Urban Fund’s outstanding units of limited partnership interest (“Units”) and the approval of IREMCO, the General Partner of Urban Fund, was necessary to approve the Merger.

On or about November 14, 2007, Urban Fund mailed the Statement and a consent ballot to all holders of record of Units. The deadline for returning the consent ballots was 5:00 pm on December 13, 2007. By that deadline, Urban Fund received ballots voting for the Merger from holders of approximately 66.4% of the outstanding Units and ballots voting against the Merger from holders of approximately 1.1% of the outstanding Units (although no holder demanded appraisal rights in connection with the Merger). IREMCO also approved the Merger, so the necessary approvals were obtained.

On December 18, 2007, Urban Fund filed a Certificate of Merger (the “Certificate”) with the Secretary of State of the State of Delaware. Upon the filing of the Certificate, each of the outstanding Units held by the limited partners of Urban Fund, other than Units held by IREMCO, SPM and the Existing ER Limited Partners, was converted into the right to receive $1,050.

As a result of the Merger, Urban Fund became eligible, pursuant to Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to suspend its duty to file reports under the Exchange Act. Accordingly, on December 18, 2007, Urban Fund filed a Form 15 with the Securities and Exchange Commission that effected this suspension.

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and believe, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2007	URBAN IMPROVEMENT FUND
LIMITED 1974, LP

	By:	Interfinancial Real Estate
Management Company, its
General Partner

	By:	/s/ John M. Orehek John M. Orehek, Senior Vice President

INTERFINANCIAL REAL ESTATE MANAGEMENT COMPANY

	By:	/s/ John M. Orehek

John M. Orehek, Senior Vice President

SP MILLENNIUM, LLC

By: SP Special L.L.C., Manager,
By: SP Real Estate L.L.C., its sole member,
By: SP Investments II L.L.C., its sole member

	By:	/s/ John M. Orehek

John M. Orehek, Manager

EQUITY RESOURCE BOSTON FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson

Eggert Dagbjartsson, General Partner

EQUITY RESOURCE BAY FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson

Eggert Dagbjartsson, General Partner

EQUITY RESOURCE BRATTLE FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson

Eggert Dagbjartsson, General Partner

EQUITY RESOURCES CAMBRIDGE FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson

Eggert Dagbjartsson, General Partner

EQUITY RESOURCE DOVER FUND LIMITED PARTNERSHIP

By: ERI D, LLC, General Partner,
By: Equity Resource Investments, LLC, its Managing Member,

By:	/s/ Eggert Dagbjartsson

Eggert Dagbjartsson, Manager

EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson

Eggert Dagbjartsson, General Partner

EQUITY RESOURCE FUND XV LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson

Eggert Dagbjartsson, General Partner

EQUITY RESOURCE FUND XVI LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson

Eggert Dagbjartsson, General Partner

EQUITY RESOURCE FUND XX LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson

Eggert Dagbjartsson, General Partner

EQUITY RESOURCE FUND XXIV (QP) LIMITED PARTNERSHIP

By:	ERF Fund XXIV GP, LLC, General Partner,

By:	/s/ Eggert Dagbjartsson

Eggert Dagbjartsson, Managing Member

EQUITY RESOURCE FUND XXIV (AI) LIMITED PARTNERSHIP

By: ERF Fund XXIV GP, LLC, General Partner,

By:	/s/ Eggert Dagbjartsson

Eggert Dagbjartsson, Managing Member

F24 ANNEX FUND LIMITED PARTNERSHIP

By: ERF Fund XXIV GP, LLC, General Partner,

By:	/s/ Eggert Dagbjartsson

Eggert Dagbjartsson, Managing Member